

## Afrika Josiah-Faeduwor

Co-Owner at Bintimani

Providence, Rhode Island, United States · **Contact info**

18 connections

 Bintimani

## Experience


**Co-Owner**
Bintimani · Self-employed
Feb 2021 – Present · 9 mos
326 Westminster St, Providence, RI 02903

Co-Owner of Family Restaurant serving delicious Sierra Leonian food to the state of Rhode Island. Bintimani not only serves as a shared space for culinarians, artists and entrepreneur, their vocation includes raising awareness for small businesses and leading cultural impact


**Sales Team Member**
Providence Place
Dec 2019 – Mar 2020 · 4 mos


**Americorps Member**
Non-Profit Organization · Full-time
Oct 2018 – Aug 2019 · 11 mos
Providence, Rhode Island, United States

Bringing the teachings of Martin Luther King Jr. into the classrooms K - 8th graders in Providence and Woonsocket, Rhode Island.


**Youth Teacher**
South End Technology Ctr · Seasonal
Apr 2014 – Aug 2018 · 4 yrs 5 mos
359 Columbus Ave, Boston, MA

Summer STEAM job — Learning to teach, teaching to learn organizing centered around robotics and coding under the leadership of Boston Activist Mel King. Youth Leadership programs such as the Martin Luther King Scholars Program and many more youth empowerment seminars with the Mayor of Boston, Marty Walsh and other governm ...see more

## Education


**Bostom Arts Academy**
High School Diploma, Music
2014 – 2018